News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	March 31, 2026

Seabridge Gold Provides Updated Mineral

Resource Estimates for KSM Project

Toronto, Canada - Seabridge Gold Inc. ("Seabridge") (TSX:SEA) (NYSE:SA) announced today updated Mineral Resource Estimates for its KSM Project located in northwestern British Columbia using metal prices of US$2,000/oz Au, US$4.00/lb Cu, US$25/oz Ag, and US$ 22/lb Mo at a currency exchange rate of 0.746 US$ per 1.00 Cdn$. For the past 10 years, KSM resource disclosure used metal prices of US$1,300/oz Au, US$3.00/lb Cu, US$20/oz Ag, US$9.70/lb Mo at a currency exchange rate of 0.83 US$ per 1.00 Cdn$.

Measured and Indicated Mineral Resources increase by 6.8 million ounces of gold, 1.5 billion pounds of copper, 42.7 million ounces of silver and 93 million pounds of molybdenum compared to the last resource update in January 2024.

Inferred Mineral Resources increase by 12.9 million ounces of gold, 4.2 billion pounds of copper, 108.8 million ounces of silver and 140 million pounds of molybdenum compared to the last resource update in January 2024.

The mineral resource model has not changed, only the assumed metal prices and costs used to constrain the mineral resources and calculate cut-offs. The only difference is the tabulation of the resource blocks above updated cut-offs and inside updated constraining mining shapes. The updated mineral resource tabulation uses the same grade models used in the KSM Preliminary Feasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report", with an effective date of August 8, 2022 (see 2022 KSM TECHNICAL REPORT).

Seabridge Chair and CEO Rudi Fronk said the resource restatements reflect gains from the application of updated metal price parameters and operating costs. "As we move towards a joint venture on KSM, our resource estimates' price assumptions are now consistent with most Tier 1 mining company disclosure."

The updated Mineral Resource Estimates for KSM are as follows:

Measured Resources
Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Mitchell - OP	700,000	0.67	15.1	0.19	2,932	3.26	73.4	52	80
East Mitchell - OP	1,105,000	0.62	22.0	0.11	2,680	1.78	63.2	86	210
Total Measured	1,805,000	0.64	37.1	0.14	5,612	2.35	136.6	73	290

Indicated Resources
Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Mitchell - OP	1,922,000	0.46	28.4	0.13	5,508	2.7	166.8	65	274
East Mitchell - OP	1,069,000	0.36	12.4	0.08	1,885	1.5	52.9	73	172
Sulphurets - OP	477,000	0.53	8.1	0.20	2,103	1.0	15.3	50	53
Kerr - OP	396,000	0.21	2.7	0.38	3,318	1.1	14	4	4
Kerr - UG	31,000	0.21	0.2	0.40	273	1.5	1.5	12	1
Iron Cap - UG	555,000	0.37	6.6	0.20	2,447	4.1	72.8	35	43
Total Indicated	4,450,000	0.41	58.4	0.16	15,534	2.3	323.3	56	547

Measured plus Indicated Resources
Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Mitchell - OP	2,622,000	0.52	43.5	0.15	8,440	2.8	240.2	61	354
East Mitchell - OP	2,174,000	0.49	34.4	0.10	4,565	1.7	116.1	80	382
Sulphurets - OP	477,000	0.53	8.1	0.20	2,103	1.0	15.3	50	53
Kerr - OP	396,000	0.21	2.7	0.38	3,318	1.1	14.0	4	4
Kerr - UG	31,000	0.21	0.2	0.40	273	1.5	1.5	12	1
Iron Cap - UG	555,000	0.37	6.6	0.2	2,447	4.1	72.8	35	43
Total Measured + Indicated	6,255,000	0.48	95.5	0.15	21,146	2.3	459.9	61	837

Inferred Resources
Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Mitchell - OP	1,980,000	0.26	16.6	0.12	5,238	2.36	150.2	45.8	200
East Mitchell - OP	589,000	0.30	5.7	0.06	779	1.83	34.7	58.1	75
Sulphurets - OP	326,000	0.39	4.1	0.11	791	1.35	14.1	26.0	19
Kerr - OP	106,000	0.24	0.8	0.18	421	1.07	3.6	4.9	1
Kerr - UG	2,699,000	0.27	23.4	0.34	20,231	1.7	147.5	21.1	126
Iron Cap - UG	2,769,000	0.38	33.8	0.25	15,262	2.47	219.9	30.3	185
Total Inferred	8,469,000	0.31	84.4	0.23	42,722	2.1	570	32.5	606

Notes:

1. The effective date for the Mineral Resource Estimate for KSM is March 30, 2026.

2. The Mineral Resource Estimates have been verified and endorsed by Henry Kim P.Geo., an independent Qualified Person.

3. Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves.

4. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

5. Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).

6. Mineral Resources were constrained within mineable shapes depending on the assumed mining methods.

7. Net Smelter Return (NSR) cut-off is $11.85/t for the Mitchell Pit,  $12.35/t for the East Mitchell Pit, $9.90/t for the Sulphurets pit,  $9.90/t for the Kerr open pit based on updated operating cost and using the following assumptions: metal prices of US$2,000/oz Au, US$4.00/lb Cu, US$25/oz Ag, and US$ 22/lb Mo at a currency exchange rate of 0.746 US$ per 1.00 Cdn$; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $222 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work.

8. The Mineral Resources have been constrained by "reasonable prospects of eventual economic extraction" mining shapes using assumptions: metal prices of US$2800/oz Au, US$5.6/lb Cu, US$35/oz Ag, and US$ 30.8/lb Mo with a currency exchange rate of 0.746 US$ per 1.00 Cdn$;

9. Pit slopes range between 32-51 degrees in the Mitchell area and 25-43 degrees in the East Mitchell area; with $2.50/t mining costs; $11.85/t process + G&A costs for Mitchell; $12.35/t process + G&A costs for East Mitchell; offsite terms and metallurgical recoveries are the same as Note 7;

10. Pit slopes for Sulphurets range between 34-50 degrees; $2.50/t pit mining costs; $9.90/t process + G&A costs; offsite costs (smelting, refining, transport, and insurance) are $222 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport and insurance), 99.8% Au payable, 90% Ag payable, 99% Mo payable; Recoveries vary depending on metallurgical domain and metal grades and are based on metallurgical test work as described in Section 13 of the 2022 NI 43-101 report.

11. The block cave constraining shapes for Kerr and Iron Cap were developed by applying an NSR shut-off at the draw point of $18.50/t for Iron Cap and $20.00/t for Kerr.

12. "Moly" = "Molybdenum"

13. Numbers may not add due to rounding.

The mineral resource model has not changed, only the assumed metal prices and costs used to constrain the mineral resources and to calculate the cut-off grade. The updated mineral resource does not materially change the existing mineral reserves because the constraining mining shapes for the mineral reserves are interior to the mining surfaces used for the mineral resources. Also, the cut-offs applied to the Mineral Reserves are higher than those applied to the Mineral Resources.

The change to the Mineral Resources are not considered material to the KSM Project or to Seabridge.

Qualified Persons

Henry Kim P.Geo., the independent Qualified Person and Principal Resource Geologist with Wood Canada Limited, has reviewed and approved the scientific and technical information contained in this press release.  Details of the data verification performed to support the Mineral Resource estimates, and identification of any known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources are provided in Technical Report dated August 8, 2022.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada, and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, the New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All mineral reserve and resource estimates reported by Seabridge were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards (May 10, 2014). The U.S. Securities and Exchange Commission ("SEC") now recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" and the supporting mining studies that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note Regarding Forward-Looking Information

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources, including the cut-offs; (ii) the estimated amount of future production, both material processed and metal recovered and recovery rates; (iii) estimates of operating costs, life of mine costs and net cash flow from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but other assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities and durability of various machinery and equipment; (v) the availability of personnel, machinery, equipment at estimated prices and within the estimated delivery times; (vi) currency exchange rates; (vii) metals sales prices; (viii) anticipated mining losses and dilution; (ix)success in realizing contemplated operations; (x) receipt of permits and other regulatory approvals on acceptable terms; and (xi) the successful conclusion of consultation with impacted indigenous groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements and therefore are conditional on the other statements being accurate.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; difficulties attracting the necessary work force; and risks relating to the costs of other energy sources; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted indigenous groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedarplus.ca) and in Seabridge's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR(available at www.sec.gov/edgar.shtml for the year ended December 31, 2025. Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com